Exhibit 99.1

NextSource Materials Inc.

Annual Information Form (AIF)

For the year ended June 30, 2018

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Table of Contents

1. Introduction	3
2. General Description of the Business	4
3. Corporate Highlights	6
4. Molo Graphite Property, Southern Madagascar Region, Madagascar	8
5. Green Giant Vanadium Project, Southern Madagascar Region, Madagascar	30
6. Sagar Property, Labrador Trough Region, Quebec, Canada	30
7. Risk Factors	30
8. Market for Securities	36
9. Directors and Officers	36
10. Legal Proceedings and Regulatory Actions	41
11. Interest of Management and Others in Material Transactions	41
12. Interest of Experts	41
13. Material Contracts	42
14. Transfer Agent and Registrar	42
15. Auditors	42
16. Additional Information	42
SCHEDULE A	43

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

1.	Introduction

This Annual Information Form (AIF) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans. All amounts are in US dollars unless otherwise noted.

This AIF, which has been prepared as of September 28, 2018, should be read in conjunction with NextSource’s consolidated financial statements for the years ended June 30, 2018 and 2017.

All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum. References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise.

Forward-Looking Statements

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This Annual Information Form contains forward-looking information and statements (collectively, "forward-looking statements") within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of NextSource Materials Inc.

Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “potential”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements, certain expectations regarding obtaining necessary mining or other permits, construction timelines and costs, anticipated production volumes, anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite and vanadium markets; sources of funding for the Molo Graphite Project; sources of funding for the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Company cautions readers of this AIF not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include but are not limited to: our ability to continue as a going concern; our primary exploration efforts are in the African Country of Madagascar where new presidential elections will be held in October 2018; our potential inability to enforce our legal rights in Madagascar; decreases in commodity prices could impact the feasibility of our projects; our future profitability may be subject to fluctuations in commodity prices; we may not have access to sufficient capital to pursue our business and therefore would be unable to achieve our planned future growth; we are a mineral exploration company with limited operating history and expect to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration there is a substantial risk that our assets will not go into commercial production and our business will fail; because of the inherent dangers involved in mineral exploration and development there is a risk that we may incur liability or damages as we conduct our business, our operations are subject to strict environmental regulations which could result in added costs of operations and operational delays; we do not have insurance for environmental problems; due to external market factors in the mining business we may not be able to market any minerals that may be found; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate; mining companies are subject to environmental, health and safety laws and regulations; should we lose the services of our key executives our financial condition and proposed expansion may be negatively impacted; because access to our properties may be restricted by inclement weather or proper infrastructure our exploration programs are likely to experience delays; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management; climate change and related regulatory responses may impact our business; changes in tax laws or tax rulings could materially affect our financial position and results of operations; our business is subject to anti-corruption and anti-bribery laws a breach or violation of which could lead to civil and criminal fines and penalties and loss of licenses or permits and reputational harm; we do not intend to pay dividends; because from time to time we hold a significant portion of our cash reserves in Canadian dollars we may experience losses due to foreign exchange translations; we are exposed to general economic conditions, which could have a material adverse impact on our business; operating results and financial condition, the current financial environment may impact our business and financial condition that we cannot predict; the market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float and limited operating history and lack of profits which could lead to wide fluctuations in our share price; uncertainty of resources and reserve estimates; risks related to the accuracy of capital and operating cost estimates; legal contingencies; risks related to the Company’s accounting policies; uncertainty in the ability of the Company to obtain necessary permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, risks related to information technology systems; and certain corporate objectives, goals and plans for 2019; and the Company’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this AIF and in the Company’s other documents filed with the Canadian securities authorities.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraphs and the risk factors described in this AIF and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements.

2.	General Description of the Business

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

The Company does not operate any mines and has not initiated construction on any mines. The Company has yet to generate any revenue from mining operations and is unlikely to do so in the immediate future.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“ERGMAD”), a Madagascar subsidiary. ERGMAD holds the Molo Graphite Project exploration permits.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Principal Products

The Company is currently focused on developing a graphite mine.

Competitive Conditions

The mineral exploration and mining businesses are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

Foreign Operations

The Company, through its wholly-owned foreign subsidiaries, is currently focused on obtaining the necessary permits to begin construction on the Molo Graphite Project in Madagascar. Although we have determined through a NI 43-101 Technical Report Feasibility Study dated July 13, 2017 that Phase 1 of our Molo Graphite Project contains mineralization that is economically recoverable, we do not have the necessary permits or capital to begin construction at this time.

Our foreign operations are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Employees and Contractors

The Company relies on the geological and industry expertise of its Toronto-based management team and engages contractors to complete certain aspects of its exploration programs.

As of June 30, 2018, we had two employees and several contractors in addition to the President & Chief Executive Officer and the Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Sustainability

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local communities.

Capital Structure

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2018, the Company had 469,933,611 common shares issued and outstanding.

As of June 30, 2018, the Company had 37,630,000 stock options issued and outstanding with a weighted average expiration of 2.9 years, which are exercisable into 37,630,000 common shares at a weighted average exercise price of $0.09. All stock options that are currently outstanding vested on the grant date.

As of June 30, 2018, the Company had 3,500,000 common share purchase warrants issued and outstanding with a weighted average expiration of 0.8 years, which are exercisable into 3,500,000 common shares at a weighted average exercise price of $0.14. All warrants that are currently outstanding vested on the issue date.

Dividends and Distributions

The Company has yet to generate any revenue from mining operations or pay dividends since inception and is unlikely to do so in the immediate or foreseeable future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of securities subscriptions for the continued exploration and development of its mineral properties. See “Risk Factors – We do not intend to pay dividends”

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Indebtedness

As of June 30, 2018, the Company did not have any outstanding debt, loans or credit facilities.

3.	Corporate Highlights

Three-Year History

In July 2015, we announced that UK-Based Haydale Graphene Industries PLC, a global leader a global leader in the processing and application of graphene nanomaterials, has verified that the Company’s Molo flake graphite has passed initial testing to be a viable source of graphene nanoplatelets for development of graphene inks for printed and flexible electronics. Using Haydale’s patent-pending plasma treatment process and ink formulation expertise, Molo flake graphite concentrate was successfully functionalized into graphene nanoplatelets, which were then used to successfully produce a prototype graphene ink. Graphene is a single-atom-thick sheet of flake graphite and is the lightest, thinnest and strongest material ever discovered in addition to being chemically stable, flexible and extremely conductive.

In July 2015, the Company announced the appointment of Craig Scherba as CEO, who was previously VP Exploration since January 2010 and was responsible for the discovery of the Molo Graphite deposit.

In August 2015, the Company announced that independent third parties have successfully manufactured spherical graphite from the Company’s Molo flake graphite concentrate and that initial test results indicate it has met all specifications and quality requirements for battery anode material production. Testing was performed independently by both a leading Japanese manufacturer of battery anode material and a leading European supplier of spherical graphite for electric vehicles (EVs).

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

In October 2015, the Company announced the appointment of Marc Johnson as CFO.

In October 2015, the Company announced the confirmation that an independent third party has successfully manufactured a graphite foil from the Company’s Molo flake graphite concentrate and that initial test results indicate it has met all specifications and quality requirements for specialty graphite foil applications. Independent advanced testing was performed by a leading European manufacturer of carbon-based products, who is recognized as a global leader in the use of natural flake graphite for the production of graphite foils for smartphones and tablets, gasket materials in automotive, petroleum, chemical and nuclear industries, and conductive plates in fuel cells and vanadium redox batteries.

In February 2016, the Company announced a non-brokered private placement of CAD$450,653.

In April 2016, the Company announced a non-brokered private placement of CAD$224,550.

In May 2016, the Company announced a non-brokered private placement of CAD$1,003,500.

In July 2016, we appointed UK-based HCF International Advisers Limited ("HCF") as advisor in negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar.

In August 2016, the Company announced a non-brokered private placement of CAD$6,724,500.

In August 2016, we initiated a Front-End Engineering Design Study (the “FEED Study”) and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the technical report titled "Molo Feasibility Study – National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar", dated July 13, 2017, effective as of July 13, 2017 (the “Molo Feasibility Study”) and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a plant to test and verify the flow sheet design from the Molo Feasibility Study. Under the existing Exploration Permit, the Company is limited to an ore input of 20,000 cubic meters (or approximately 50,000 tonnes) of front-end feed into the demonstration plant. Upon approval of a full mining permit, the 20,000-cubic meter test limit would be removed and at full capacity, the demonstration plant would be capable of processing up to 240,000 tonnes of feed per annum, which equates to 30 tonnes per hour of ore feed and roughly 1 to 3 tonnes of flake graphite concentrate production per hour.

Phase 1

Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate with a mine life of 30 years (as discussed below). The fully-modularized mining operation in this phase will use a 100% owner-operated fleet that we believe will process an average of 240,000 tonnes of ore per year (or 30 tonnes per hour) of mill feed (ore) that will be processed on site. Phase 1 will provide “proof of concept” for the modular methodology and allow NextSource the flexibility to optimize further the process circuit while being capable of supplying a true “run-of-mine” flake concentrate to potential off-takers and customers for final product validation. All supporting infrastructure including water, fuel, power, dry-stack tailings and essential buildings will be constructed during Phase 1 to sustain the fully operational and permanent processing plant. The plant will utilize dry-stack tailings in order to eliminate the up-front capital costs associated with a tailings dam. NextSource’s existing camp adjacent to the nearby town of Fotadrevo will be used to accommodate employees and offices, with additional housing available within the town for additional employees.

Phase 2

Phase 2 would consist of a modular expansion to plant capable of producing approximately 50,000 tpa of high-quality SuperFlake™ graphite concentrate. Timing of the implementation of Phase 2 will be determined by market demand for SuperFlake™ graphite and will incorporate the unique full-modular build approach used in Phase 1. This phase will include the construction of additional on-site accommodation and offices, upgrading of road infrastructure, port facility upgrades, a wet tailings dam facility and further equipment purchases to provide redundancy within the processing circuit. The costs for these capital expenditures are unknown at this time but will be assessed as part of an economic analysis completed in parallel with Phase 1 development.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have a pre-tax NPV of $34 million using an 8% discount rate, a pre-tax internal rate of return (“IRR”) of 25.2%, and a post-tax IRR of 21.5%.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This is expected to reduce our legal and regulatory compliance costs and improve our financing opportunities. The Company does not have any offices, personnel or mineral projects in the US. The presentation and functional currency of the Company will continue to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”).

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.

Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,353 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs consisting of finder’s fees totaled $16,576 plus the issuance of 337,714 common shares and 123,000 common share purchase warrants, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

4.	Molo Graphite Property, Southern Madagascar Region, Madagascar

Overview

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held by our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018. The Company expects it will receive a notice of provisional approval of its global environmental permit (the “environmental permit”) in October of 2018.

Application for all other necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken upon receipt of the environmental permit. The Company is currently compiling a comprehensive legal register and will complete the security of land tenure process upon receipt of the environmental permit, which is expected to take 1-2 months.

The Company cannot provide any assurance as to the timing of the receipt of any of the permits and licenses necessary to initiate construction of the mine.

Graphite Prices

Graphite prices are highly variable depending on the flake size, carbon content and level of processing.

Natural flake graphite prices rose steeply in 2010 and 2011 before declining steadily until mid-2016. This price peak was the result of graphite consumer fears that Chinese consolidation in the flake graphite sector, coupled with bullish forecasts for demand growth for use in lithium-ion batteries, would create an eventual shortage of supply and encouraged producers to hoard stocks and traders to speculate on prices. Instead, Chinese flake graphite consolidation continued but at a slower than expected pace and lithium-ion-based electric vehicle (“EV”) adoption rates were also been slower than first predicted.

This is expected to change over the next decade as the market for lithium-ion battery components increases graphite demand, resulting in price increases for battery grades.

Larger flake sizes and higher carbon grades have always achieved the highest price. The jumbo flake price premium is justified because of the use of the larger fractions in specialist applications. The actual market size for these larger fractions is relatively small but is forecast to grow over the next ten years.

The 3-year historic average price for global flake graphite across different flake sizes were as follows:

Global Flake Graphite Weighted Average Selling Price
	2014	2015	2016	3-Year Average
Jumbo Flake	$1,821	$1,530	$1,470	$1,607
Large Flake	$1,317	$1,183	$861	$1,120
Medium Flake	$1,042	$1,025	$770	$946
Fine Flake	$965	$846	$668	$826
Source: Flake graphite average prices provided by Roskill Consulting Group Ltd.

The rapid uptake of lithium-ion batteries between 2017 and 2030 is expected to encourage growth in the demand for fine and medium size flake graphite. The future price of flake graphite from 2017 until 2030 will be influenced by several factors until 2030, including:

Amount of graphite supply from new projects and expansions of existing projects in China and ROW

Curtailment of flake graphite production in China as the government imposes environmental controls

Demand and supply balance by graphite flake size

Growth of the lithium-ion battery market

Competition from synthetic graphite

Recycling of refractory graphite products

Madagascar has been a traditional producer of flake graphite for over a century but has never exceeded 12,000 tonnes of production annually. Currently, Madagascar’s annual production of flake graphite averages about 5,000 tonnes. The Molo Graphite Project deposit represents the first new and substantial graphite discovery in the country in over 50 years.

Project Exploration Timeline

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata with a surficially exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012, which resulted in a maiden mineral resource estimate to be released in early December of the same year. This maiden mineral resource estimate formed the basis for the Company’s Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects and released in 2013.

The positive outcome of the PEA led NextSource to undertake another phase of exploratory drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This new mineral resource formed the basis of the Molo Feasibility Study, which was originally released in February 2015.

In August 2016, we initiated the FEED Study and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the Molo Feasibility Study and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a cost-effective demonstration plant to test and verify the flow sheet design from the Molo Feasibility Study. Under the Exploration Permit, the Company would initially be limited to an ore input of 20,000 cubic meters (or approximately 50,000 tonnes) of front-end feed into the demonstration plant. Upon approval of a full mining permit, the 20,000 cubic meter test limit would be removed and at full capacity, the demonstration plant would be capable of processing up to 240,000 tonnes of feed per annum, which equates to 30 tonnes per hour of ore feed and roughly 1 to 3 tonnes of flake graphite concentrate production per hour.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach and based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. The Phase 1 capital costs were estimated at US$18.4 million with a construction timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 financials were estimated to have a pre-tax NPV of $34M using an 8% discount rate, a pre-tax internal rate of return (IRR) of 25.2%, and a post-tax IRR of 21.5%. The average selling price of $1,014 per tonne is the weighted average selling price for the different graphite sizes that we expect to sell. The average selling price is less than the comparable 3-year historic weighted average price.

Molo Feasibility Study for Phase 1

The following information is extracted from the Molo Feasibility Study dated July 13, 2017 and prepared by J.K. de Bruin Pr.Eng of Erudite Strategies (Pty) Ltd., J. Hancox of Caracle Creek International Consulting (Pty) Ltd., D. Subrumani of Caracle Creek International Consulting (Pty) Ltd., D. Thompson of DRA Projects (Pty) Ltd., O. Peters of Metpro Management Inc., P. Harvey of Met63 (Pty) Ltd., H. Smit of Erudite Projects (Pty) Ltd., E.V. Heerden of EVH Consulting (Pty) Ltd., G. Pappagiorgio of Epoch Resources (Pty) Ltd. and A. Marais of GCS Consulting (Pty) Ltd., each of whom is a “qualified person” and “independent”, as such terms are defined in NI 43-101.

The extract below is subject to all the assumptions, qualifications and procedures set out in the Molo Feasibility Study and is qualified in its entirety with reference to the full text of the Molo Feasibility Study. It is advised that this extract should be read in conjunction with the entire Molo Feasibility Study.

1 Summary

1.1 Introduction

Next Source Materials Incorporated (formerly Energizer and Uranium Star) is a mineral exploration and development Company based in Toronto, Canada, which is currently focused on the exploration and development of its 100% owned, flagship Molo Project.

The Molo deposit is situated 160 km southeast of the city of Toliara, in the Tulear region of south-western Madagascar. The deposit occurs in a sparsely populated, dry savannah grassland region, which has easy access via a network of seasonal secondary roads radiating outward from the village of Fotadrevo. Fotadrevo in turn has an all-weather airstrip and access to a road system that leads to the regional capital (and port city) of Toliara and the Port of Ehoala at Fort Dauphin via the RN10, or RN13.

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Geologically Molo is situated in the Bekikiy block (Tolagnaro-Ampanihy high grade metamorphic province) of southern Madagascar. The Molo deposit is underlain predominantly by moderately to highly metamorphosed and sheared graphitic (biotite, chlorite and garnet- rich) quartzo-feldspathic schists and gneisses, which are variably mineralised. Near surface rocks are oxidised, and saprolitic to a depth, usually of less than 5m.

Molo is one of several surficial graphite trends discovered by the Company in late 2011 and announced in early January 2012. The deposit was originally drill tested in 2012, with an initial seven holes being completed. Resource delineation, drilling and trenching on Molo took place between May and November of 2012, and allowed for a maiden Indicated and Inferred Resource to be stated in early December of the same year. This maiden mineral resource estimate formed the basis for a Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects in 2013. The positive outcome of this assessment lead the Company to undertake another phase of exploratory drilling and sampling in 2014, which was done under the supervision of Caracle Creek International Consulting (Proprietary) Limited. This phase of exploration was aimed at improving the geological confidence of the deposit and it’s contained mineral resources, and included an additional 32 diamond drill holes (totalling 2,063 metres) and 9 trenches (totalling 1,876 metres). Caracle Creek were subsequently engaged to update the geological model and resource estimate. The entire database on which this new model and resource estimate is based contains 80 drill holes (totalling 11,660 metres) and 35 trenches (totalling 8,492 metres). This new resource forms the basis for the Molo 2015 FS which targeted 860ktpa of ore processing capacity.

The Molo 240ktpa 2017 FS utilises the knowledge base of the Molo 2015 FS on a smaller scale low capital cost 240ktpa process capacity option.

Project Location

The Molo deposit is located some 160 km southeast of Madagascar’s administrative capital (and port city) of Toliara, in the Tulear region and about 220 km NW of Fort Dauphin. It is approximately 13 km NE of the local village of Fotadrevo. See Figure 1 below.

Figure 1: Project Location

1.2 Project Description

The proposed development of the Molo graphite project includes the construction of a green fields open pit mine, a processing plant with a capacity of 240,000 tonnes of ore per annum and all supporting infrastructure including water, fuel, power, tailings, buildings and permanent accommodation.

See Figure 2 below for the proposed layout of the site.

Figure 2.2: Site Layout

1.3 Summary of financial results

Table 1 below summarizes the financial results of the Molo 240ktpa 2107 FS. These are based on a discounted flow analysis of the project using nominal cash flows, which include the effect of inflation.

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Table 1: Summary of Financial Results

Description					Pre-Tax	Post-Tax
Post-tax: Flow)(1)(2)	NPV	(8%	Discount	Cash	$34.0m	$25.5m
Post-tax: IRR (1)(2)					25.2%	21.5%
Payback (2)					4.2 years	4.8 years
Capital cost ("CAPEX")					$16,725,869
Owners Contingency					$1,672,587
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)					Mining $102.81
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)					Processing $265,82
Transportation per tonne of concentrate (from mine site to Madagascar Port year 3 onward)					$133.01
Transportation per tonne of concentrate (from Madagascar Port to European Customer Port from year 3 onward)					$122.50
Average annual production of concentrate					17,000 tonne
Life of Mine ("LOM")					30 years
Graphite concentrate sale price (US$/tonne at Start Up - 2017)					$1,014
Average Head Grade					8.05%
Average ore mined per annum over Life of Mine					240,000 tonne
Average stripping ratio					0.53:1
Average carbon recovery					88.3%

Notes

•	Note 1: Assumes project is financed with 100% equity
•	Note 2: Values shown are based on nominal graphite sales pricing

Table 2 below summarizes key mine and process data.

Table 2: Mine & Process Data

Proven reserves (t)	5,881,243
Probable reserves (t)	1,278,757
Grade (% graphitic carbon)	8.05%
Waste to ore ratio	0.53:1
Processing rate (tpa)	240,000
Mine life (years)	30
Recovery (%)	88.3%
Average annual product tonnes	17,164

1.4 Property Description and Ownership

1.4.1       Property description

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The Molo Graphite Project is contained in a portion of Exploration Permit #3432. The Project is centred on UTM coordinates 413,390 Easting 7,345,713 Northing (UTM 38S, WGS 84 datum). The Molo Graphite Project is located 11.5 km ENE of the town of Fotadrevo and covers an area of 62.5 hectares (“ha”). The Government of Madagascar designates individual claims by a central LaBorde UTM location point, comprising a square with an area of 6.25 km2

1.4.2       Ownership

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("“JVA"”) with Malagasy Minerals Limited ("“Malagasy"”), a public company on the Australian Stock Exchange, to acquire a 75% interest to explore and develop a group of industrial minerals, including graphite, vanadium and approximately 25 other minerals. On October 24, 2013, the Company signed a Memorandum of Understanding ("“MOU"”) with Malagasy to acquire the remaining 25% interest in the land position.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement with Malagasy to acquire the remaining 25% interest. Malagasy retains a 1.5% net smelter return royalty ("“NSR"”).

The Molo Graphite Project is located within Exploration Permit #3432 as issued by the Bureau de Cadastre Minier de Madagascar (““BCMM””) pursuant to the Mining Code 1999 (as amended) and its implementing decrees.

CCIC has had sight of and reviewed a copy of the “Contrat d’amodiation” pertaining to this right and are satisfied that the rights to explore this permit have been ceded to the Company or one of its Madagascar subsidiaries.

The Company holds the exclusive right to explore for a defined group of industrial minerals within the permits listed above. These industrial minerals include the following: Vanadium, Lithium, Aggregates, Alunite, Barite, Bentonite, Vermiculite, Carbonatites, Corundum, Dimensional stone (excluding labradorite), Feldspar (excluding labradorite), Fluorspar, Granite, Graphite, Gypsum, Kaolin, Kyanite, Limestone / Dolomite, Marble, Mica, Olivine, Perlite, Phosphate, Potash–Potassium minerals, Pumice Quartz, Staurolite, and Zeolites.

Reporting requirements of exploration activities carried out by the titleholder on an Exploration Permit are minimal. A titleholder must maintain a diary of events and record the names and dates present of persons active on the project. In addition, a site plan with a scale between 1/100 and 1/10,000 showing ““a map of the work completed”” must be presented. Upon establishment of a mineral resource, Exploration Permits may be converted into Exploitation Permits by application. CCIC is of the opinion that the Company is compliant in terms of its commitments under these reporting requirements.

The Molo Graphite Project has not been legally surveyed; however, since all claim boundaries conform to the predetermined rectilinear LaBorde Projection grid, these can be readily located on the ground by use of Global Positioning System (“GPS”) instruments. Most current GPS units and software packages do not however offer LaBorde among their available options, and therefore defined shifts have to be employed to display LaBorde data in the WGS 84 system. For convenience, all the Company’s positional data is collected in WGS 84, and if necessary converted back to LaBorde Royalties.

1.4.3       Royalties

Malagasy retains a 1.5% net smelter return royalty on the Molo Graphite Project.

1.4.4       Permits

Exploration Permit PR 3432 is currently held under the name of a subsidiary of the Company, called ERG Madagascar SARLU. The Company’s Madagascar domiciled subsidiary have continued to pay all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government. In addition, the Company continues to diligently work with the Madagascar government to obtain the necessary permits in its name as the country clears its backlog of applications and amendments.

The exploration permit will be converted into an exploitation permit in due course. When the permit is transformed from an exploration permit to an exploitation permit, the exploitation permit will be issued in the name of the Company’s local subsidiary, ERG Madagascar SARLU. The exploitation permit is required to advance the Molo Project to the developmental stage.

1.6       Mineral Resource Estimate

The Molo project hosts the following resources:

•	Measured mineral resource of 23.62 MT grading 6.32% Carbon ("C")
•	Indicated mineral resource of 76.75 MT grading 6.25% C

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•	Inferred mineral resource of 40.91 MT at 5.78% C
•	The effective date of the Mineral Resource tabulation is the 14th August 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. It is important to note that while the ‘high’ grade resource occurs within the ‘low’ grade resource, each was estimated and reported separately.
•	A relative density of 2.36 tonnes per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth. The Mineral Resources above are inclusive of the Mineral Reserves below.
•	The current mineral resource estimate for Molo is summarized in Table 3 below. The mineral resources are classified in the Measured, Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Table 3: Mineral Resource Statement for the Molo Graphite Deposit - September 2014

Classification	Material Type	Tonnes	Grade - C%	Graphite - T
Measured	"Low Grade"	13 048 373	4.64	605 082
Measured	"High Grade"	10 573 137	8.4	887 835
Total Measured		23 621 510	6.32	1 492 916
Indicated	"Low Grade"	39 539 403	4.73	1 871 075
Indicated	"High Grade"	37 206 550	7.86	2 925 266
Total Indicated		76 745 953	6.25	4 796 341
Measured + Indicated	"Low Grade"	52 587 776	4.71	2 476 157
Measured + Indicated	"High Grade"	47 779 687	7.98	3 813 101
Total Measured + Indicated		100 367 464	6.27	6 289 257
Inferred	"Low Grade"	24 233 267	4.46	1 080 677
Inferred	"High Grade"	16 681 453	7.70	1 285 039
Total Inferred		40 914 721	5.78	2 365 716
Total Measure + Indicated + Inferred	"Low Grade"	76 821 044	4.63	3 556 834
Total Measure + Indicated + Inferred	"High Grade"	64 461 141	7.91	5 098 140
Grand - Total		141 282 184	6.13	8 654 974

C% = carbon percentage; Graphite – T = Tonnes of graphite

•	Mineral Resources are classified according to the Canadian Institute of Mining definitions.
•	“Low Grade” Resources are stated at a cut-off grade of 2% C.
•	“High grade” Resources are stated at a cut-off grade of 4% C.
•	Eastern and Western high grade assays are capped at 15% C.
•	A relative density of 2.36 tonnes per cubic metre (t/m3) was assigned to the mineralized zones for the resource tonnage estimation.

The total Measured and Indicated Resource is estimated at 100.37 million tonnes, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 million tonnes, grading at 5.78% carbon is stated. When compared to the November 2012 resource statement, (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4% decrease in grade and a 9.8% increase in graphite content. The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 million tonnes, grading at 6.32% carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

1.7       Exploration

No further exploration is currently planned.

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1.8       Mineral Reserve Estimate

As a result of the Molo 240ktpa FS 2017, the following maiden proven and probable mineral reserves are declared, see Table 4 below.

Table 4: Mineral Reserves

Category	Tonnage	C Grade (%)
Proven	5 881 243	8.04
Probable	1 278 757	8.07
Proven and Probable	7 160 000	8.05

Proven reserves are reported as the Measured Resources inside the designed open pit and above the grade cut off of 5.5% C. Similarly, the Probable Reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 5.5% C.

1.9       Metallurgical Test Work

The Molo 240ktpa FS 2017 is based on a full suite of metallurgical test work performed by SGS Canada Metallurgical Services Inc. in Lakefield, Ontario, Canada. These tests included laboratory scale metallurgical work and a 200 tonne bulk sample / pilot plant program. The laboratory scale work included comminution tests, process development and optimization tests, variability flotation, and concentrate upgrading tests.

Comminution test results place the Molo ore into the very soft to soft category with low abrasivity. A simple reagent regime consists of fuel oil number 2 and methyl isobutyl carbinol at dosages of approximately 120 g/t and 195 g/t, respectively. A total of approximately 150 open circuit and locked cycle flotation tests were completed on almost 70 composites as part of the process development, optimization, and variability flotation program. The metallurgical programs culminated in a process flowsheet that is capable of treating the Molo ore using proven mineral processing techniques and its robustness has been successfully demonstrated in the laboratory and pilot plant campaigns.

The metallurgical programs indicated that variability exists with regards to the metallurgical response of the ore across the deposit, which resulted in a range of concentrate grades between 88.8% total carbon and 97.8% total carbon. Optical mineralogy on representative concentrate samples identified interlayered graphite and non-sulphide gangue minerals as the primary source of impurities. The process risk that was created by the ore variability was mitigated with the design of an upgrading circuit, which improved the grade of a concentrate representing the average mill product of the first five years of operation from 92.1% total carbon to 97.1% total carbon.

The overall graphitic carbon recovery into the final concentrate is 87.8% based on the metallurgical response of composites using samples from all drill holes within the five year pit design of the original feasibility study at the higher concentrate production rate of 53,000 tpa. The average composition of the combined concentrate grade is presented in Table 5. The size fraction analysis results were converted into a grouping reflecting a typical pricing matrix, which is shown in Table 6.

All assays were completed using control quality analysis and cross checks were completed during the mass balancing process to verify that the results were within the estimated measurement uncertainly of up to 1.7% relative for graphite concentrate grades greater than 90% total carbon

Table 5: Metallurgical Data - Flake Size Distribution and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
+48 mesh (jumbo flake)	23.6	96.9
+65 mesh (coarse flake)	14.6	97.1
+80 mesh (large flake)	8.2	97.0
+100 mesh (medium flake)	6.9	97.3
+150 mesh (medium flake)	15.5	98.1
+200 mesh (small flake)	10.1	98.1
-200 mesh (fine flake)	21.1	97.5

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Table 6: Pricing Matrix - Flake Size Distribution Grouping and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
>50 mesh	23.6	96.9
-50 to +80 mesh	22.7	97.1
-80 to +100 mesh	6.9	97.2
-100 mesh	46.8	97.6

Vendor testing including solid-liquid separation of tailings and concentrate, screening and dewatering of concentrate, and drying of concentrate was completed successfully.

1.10       Recovery Methods

The process design is based on an annual feed plant throughput capacity of 240 kilotonnes at a nominal head grade of 7.04% C(t) producing an estimated average of 15-17 kilotonnes per annum (ktpa) of final concentrate.

The ore processing circuit consists of three stages of crushing which comprises jaw crushing in the primary circuit, followed by secondary cone crushing and tertiary cone crushing; the secondary and tertiary crushers operate in closed circuit with a double deck classification screen. Crushing is followed by primary milling and screening, graphite recovery by froth flotation and concentrate upgrading circuit, and graphite product and tailings effluent handling unit operations. The crusher circuit is designed to operate 365 days per annum for 24 hours per day at ±55% utilization. The crushed product (P80 of approximately 13 mm) passes through a surge bin from where it is fed to the milling circuit.

The milling and flotation circuits are designed to operate 365 days per annum for 24 hours per day at 92% utilization. A single stage primary ball milling circuit is employed, incorporating a closed-circuit classifying screen and a scalping screen ahead of the mill. The scalping screen undersize feeds into a flash flotation cell before combining with the mill discharge material. Scalping and classification screen oversize are the fed to the primary mill.

Primary milling is followed by rougher flotation which, along with flash flotation, recovers graphite to concentrate from the main stream. Rougher flotation employs six forced-draught trough cells. The primary, fine-flake and attritioning cleaning circuits upgrade the concentrate to the final product grade of above 94% C(t). Concentrate from the main stream feeds into the primary cleaning circuit consisting essentially of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells.

The primary cleaner column cell concentrate gravitates to a 212 µm classifying screen, from where the large-flake oversize stream is pumped to a high rate thickener located in the concentrate attritioning circuit whilst the undersize is pumped to the fine-flake cleaning circuit.

The fine flake cleaning circuit consists primarily of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. The attritioning cleaning circuit employs a high rate thickener, an attritioning stirred media mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. Fine flake column concentrate is combined with the +212 µm primary cleaner classifying screen oversize as it feeds the attritioning circuit thickener.

Concentrate from the attrition circuit is pumped to the final concentrate thickener.

The combined fine flake cleaner concentrate and the +212 µm may also be processed through the secondary attrition circuit which consists of a dewatering screen, an attrition scrubber, column flotation cell and cleaner/cleaner scavenger trough cells. Concentrate from this circuit is pumped to the final concentrate. The secondary attrition circuit is optimal.

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Combined rougher and cleaner flotation final tailings are pumped to the final tailings thickener. Thickened final concentrate is pumped to a filter press for further dewatering before the filter cake is stockpiled prior to load and haul.

The concentrate thickener underflow is pumped to a linear belt filter for further dewatering and fed to a diesel-fired rotary kiln for drying. The dried concentrate is then screened into four size fraction:

•	+48 mesh
•	-48 + 80 Mesh
•	-80 +100 mesh
•	-100 mesh

The various product sizes are bagged and readied for shipping.

Chemical reagents are used throughout the froth flotation circuits and thickeners. Diesel fuel is used as collector and liquid MIBC (methyl isobutyl carbinol) frother are used within the flotation circuits. Diesel collector is pumped from a diesel storage isotainer, from where it enters a manifold system which supplies multiple variable speed peristaltic pumps which discretely pump the collector at set rates to the various points-of-use within the flotation circuits.

MIBC (methyl isobutyl carbinol) frother is delivered by road to an isotainer. A manifold system on the storage isotainer supplies multiple variable speed peristaltic pumps, which discretely pump the frother at set rates to the various points-of-use within the flotation circuits.

Flocculant powder (Magnafloc 24) is delivered by road to the plant reagent store in 25 kg bags. The bags are collected by forklift as required and delivered to a flocculant mixing and dosing area. Here the flocculant is diluted as required using parallel, duplicate vendor-package automated make-up plants, each one being dedicated to supplying the concentrate and tailings thickeners due to the flocculant types required being different for each application. Variable speed peristaltic pumps discretely pump the flocculant at set rates to the thickeners’ points-of- use.

Coagulant powder (Magnafloc 1707) for thickening enhancement is handled similarly to the flocculant as described above, the exception being that a single make-up system is provided to supply both the concentrate and tailings thickeners. Again, variable speed peristaltic pumps discretely pump the coagulant at set rates to the thickeners’ points-of-use. Figure 3 below shows a block flow diagram of the Molo Graphite concentrator process plant.

Figure 3: Block flow diagram

1.11       Infrastructure

The project is located in a relatively remote part of South Western Madagascar, approximately 13 km NE of the local village of Fotadrevo. There is currently limited infrastructure on site and project infrastructure will have to be constructed.

The following elements are all part of the project scope:

•	Raw water supply (from a network of bore holes extracting ground water)
•	Power supply (temporary during construction) and then a permanent diesel power station to supply the plant and permanent camp
•	Sanitation for the plant, permanent camp, and temporary during construction
•	Storm water control and management
•	All permanent buildings (offices, workshops, stores, laboratory)
•	All buried services (potable water, sewage, stormwater, electrical reticulation)
•	In plant roads
•	Haul road
•	Waste, high and low grade -Rock dumps. See Figure 2 in section 1.3 for the site layout.

The following section describes the methods, assumptions and specifications used in the preliminary design of the civil, structural and infrastructure portions of the proposed new modular graphite plant. As the proposed new plant is a temporary pilot plant for a potentially much larger process plant and mining operation, the brief form the client was to develop a “fit for purpose” and cost-effective design without compromising on safety or quality.

A desktop review was carried out on relevant portions of The Molo Feasibility Study carried out by DRA in 2015. The following sections from this document are listed as reference documents for this study and are treated as relied upon information.

•	C8375-RPT-1 - Molo Feasibility Study Section 1 Executive Summary
•	C8375-RPT-9 - Molo Feasibility Study Section 9 Infrastructure
•	C8375-EDC-PM-001 – Engineering Design Criteria

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•	Feasibility Geotechnical Investigations Report (SRK Report 479297/Plant Geotech/Final) The most critical aspects of the design criteria will also be listed hereunder.

1.11.1       Drawings

The drawings in the table below were produced for the civil, structural and infrastructure portions of this phase of the project. Infrastructure areas were laid out to minimize earthworks requirements and footprint requirements.

Drawing Number Drawing Description
Blockplan Drawings
17038-BP-0001	Site Layout Plan A
17038-BP-0002	Site Layout Plan B

General Arrangements
17038-GA-0001	Plant & Infrastructure GA
17038-EW-0001	Terrace Details
17038-SW-0001	Storm Water Drainage Plan
EVHP-17038-GN-0001	General Notes & Specifications

Concrete Drawings
EVHP-17038-C-0001	Process Plant Concrete Layout GA
EVHP-17038-C-0002	Concrete Base & Plinth Details P1, B1, B2, B3, B4
EVHP-17038-C-0003	Concrete Base & Plinth Details P1, B5, B6, B7
EVHP-17038-C-0004	Concrete Base & Plinth Details P1, P2, P3, B8, B9
EVHP-17038-C-0005	Concrete Base & Plinth Details P2, P4, B10, B11
EVHP-17038-C-0006	Concrete Base & Plinth Details P5, B11
EVHP-17038-C-0007	Concrete Base & Plinth Details P1, B13
EVHP-17038-C-0008	Concrete Base & Plinth Details P6-9, P13-15, B14, B15
EVHP-17038-C-0009	Concrete Base & Plinth Details P1, B16-20
EVHP-17038-C-0010	Concrete Base & Plinth Details P1, P10, B21-27
EVHP-17038-C-0011	Concrete Bund Details 1,2 & 3
EVHP-17038-C-0012	Concrete Bund Details 4 & 5
EVHP-17038-C-0013	Gabion Retaining Wall Details
EVHP-17038-C-0014	Civil Typical Details

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1.11.2       Basis of Civil, Structural and Infrastructure Design

The scope of the civil and structural design covers the following facilities and areas:

•	Bulk earthworks and terraces for the process plant, administration and workshop areas
•	Earthworks for laydown areas
•	Bulk earthworks and retaining walls for the Run of Mine (ROM) tip ramp
•	Foundations and slabs for:
-	Front end crushing circuit
-	Conveyors, transfer stations and bins
-	Complete modular process plant
-	Workshops, offices, change-house, laboratory and stores
-	Security and access control buildings
-	Modular water treatment plant
-	Modular sewer treatment plant
-	Diesel generators
•	In plant roads and access
•	Fuel storage and bund area
•	Storm water drainage (Concrete lined v-drains) and protection berms
•	Plant pollution control dam

As the process plant is supplied in modular units by a vendor, the design of these structures are not included in this section. Critical structural design criteria is however still included.

1.11.3       Standards

The Design shall be based on the technical standards of South Africa (SANS) prevailing at the time when the Works are being executed.

Table 7: Standards to be used in Structural Design

Number	Name
SANS 282	Bending dimensions and scheduling of steel reinforcement for concrete
SANS 10104	Handrailing and balustrading (safety aspects).
SANS 10100-1	The structural use of concrete – Part 1: Design
SANS 10160-1	Basis of structural design and actions for buildings and industrial structures Part 1: Basis of structural design
SANS 10160-2	Part 2: Self-weight and imposed loads
SANS 10160-3	Part 3: Wind actions
SANS 10160-4	Part 4: Seismic actions and general requirements for buildings
SANS 10160-5	Part 5: Basis for geotechnical design and actions
SANS 10160-6	Part 6: Actions induced by cranes and machinery
SANS 10160-7	Part 7: Thermal actions
SANS 10160-8	Part 8: Actions during execution
SANS 10161	The design of foundations for buildings
SANS 10162-1	The structural use of steel – Part 1: Limit-states design of hot-rolled steelwork
SANS 10162-2	The structural use of steel – Part 2: Limit-states design of cold-formed steelwork
SANS 10400	The Application of the National Building Regulations (All Parts)
SANS 10094	The use of high-strength friction-grip bolts.
BS 8007	Design of Concrete Structures for Retaining Aqueous Liquids (British Standard)

The works are to be executed to the following specifications

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Table 8 - Construction Specifications

Number	Name
SANS 2001-CC1:2012	Construction Works Part CC1: Concrete Works (Structural)
SANS 2001-CS1:2012	Construction Works Part CS1: Structural Steelwork
SANS 2001-BE1:2008	Construction Works Part BE1: Earthworks (General)
SANS 2001-BS1:2008	Construction Works Part BS1: Site Clearance

1.11.4       Design Loads

The below conditions and loads were considered in the design:

Wind Speed:	40m/s
Temperature Variations	10 Degrees Celsius Minimum 35 Degrees Celsius Maximum
Terrain Category:	Category B – Open terrain with scattered obstructions having heights between 1.5m and 10m.
Class of structure:	Class B
Mean Return Period:	50 years
Site altitude:	500m amsl
Steel Grades:	S355JR (350W) Hot Rolled Sections
Soil Bearing Capacity	150kPa
Equipment Loading	As per vendor information

The following floor live loads were considered in the design:

Table 9. Floor Live loads

Location					Design Loading
All plant areas that are to be used for maintenance and major access					5 kN/m2 or 4.5 kN at any point with maintenance areas
Stairways, landings and walkways in plant					2.5 kN/m2
Minor platform access only					2.5 kN/m2
1.25kN/m2 full length (global design) or
Conveyor walkways (not exceeding					2.5kN/m2 over a 4m length (local member
800mm wide)					design)
1 kN/m2 for spill trays
Ground vehicles	floor	areas	accessible	to	Applicable vehicle wheel load or 10 kN/m2 whichever is greater
Ground floor areas not accessible to vehicles					7.5 kN/m2
Floor spillage					1 kN/m2 not to be used simultaneously with above nominated floor loadings
Handrails					0.33 kN/m or 0.55kN acting vertically, or horizontally outwards on the top rail or edge, but not concurrently

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For the year ended June 30, 2018

1.12       Bulk Earthworks

1.12.1       Geotechnical

The geotechnical investigation conducted by SRK Consulting in 2014 was used as reference document for the design and planning of this phase of the project. (Report 479297/Plant Geotech/Final)

In summary, transported soils are present across all areas investigated to shallow depths not exceeding a maximum depth of 0.6 m. From the consistencies noted during test pit excavations the transported soils are anticipated to have a maximum allowable bearing capacity of 100 kPa, limiting total consolidation settlement to 25 mm.

Residual soils were noted in the majority of the test pits excavated and comprised dense to very dense silty and/ or clayey sands. The residual soils are expected to have a maximum allowable bearing capacity of 200 kPa, limiting total consolidation settlement to 25 mm (differential settlement expected to be half this value).

As rock is located at a shallow depth at most locations it is recommended that structures generally be founded on rock rather than the overlying thin soils. However, light structures with loads of less than 100 kPa could be founded on the soils if necessary.

1.12.2       Site Clearance

The entire plant area is to be cleared and grubbed. Topsoil shall be stripped nominally 150mm deep after clearing and grubbing and stockpiled in designated areas for possible re-use in accordance with the recommendations of the EIA. Topsoil may also be used for screen and drainage berms.

1.12.3       Terrace Design

Bulk earthworks are required for the process plant and building platforms, plant roads, storm water drainage, access ramps and laydown areas.

Finished surface levels for bulk earthworks at all plant will be 200 mm below the nominated top of concrete of all footings and foundation slabs with grading of the surface surrounding the foundation to ensure runoff is directed away from the foundations.

All fill areas will be compacted to a minimum modified AASHTO density of at least 95%. The terraces will be formed using a cut to fill operation with suitable in-situ material after all unsuitable topsoil has been removed. A borrow pit has been identified for any shortfall fill material.

The terrace design has been done to allow for a minimum load bearing capacity of 150kPa for concrete foundations and structures.

All fill slopes will be between 1:1.5 and 1:3 in accordance with the geotechnical report.

1.12.4       Plant Roads

Site roads will be formed from existing site material and be shaped to assist rainfall runoff. In plant roads will be 6m wide and constructed of in situ material. Borrow pit material is to be used for heavy vehicle haul roads.

1.12.5       Run of Mine (ROM) Ramp

The ROM ramp will be constructed from borrow pit material with a ramp slope of 10 degrees. The ROM ramp retaining walls will be constructed with gabion baskets on a concrete footing.

1.12.6       Soil and Compaction Testing

All tests test work shall be done in accordance with the latest and applicable SANS 1200 specification.

1.13       Concrete

1.13.1       Foundation Design

Concrete foundations were designed according to the specifications and standards listed in section 1.11.3

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

All foundations were designed as pad or raft type foundations with load bearing pressures not exceeding 150kPa. Foundations were designed to minimize settlement. A load diagram drawing was supplied by the modular process plant supplier which was used in the design analysis of foundations and slabs.

Heavy equipment to be found on the residual soils with a load bearing capacity 200kPa at approximately 1m below natural ground level as per the geotechnical report, or on engineered fill. Equipment with potentially high dynamic loadings such as the mills, were placed on pad foundations with a weight of 3 times the operating weight of the mill to ensure that the equipment will not vibrate or shake.

Administration buildings will be modular prefabricated buildings with low loading. These building will be placed on lightly reinforced ground slabs or light raft structures.

1.13.2       Concrete Grades

Concrete grades and mix design will be selected taking into consideration durability requirements. Particular attention will be given to wet process plant areas and wash down slabs. The concrete grades specified in Table 10 will be taken as a minimum requirement.

Table 10. Concrete Grades

Element	Concrete Strength
Blinding	10 MPa / 9.5 mm
Footings/Ground Slabs	30 MPa / 19 mm
Suspended Slabs	30 MPa / 19 mm
Other Concrete	30 MPa / 19 mm

Where the characteristic strength is denoted by strength followed by maximum aggregate size, e.g. 25 MPa / 19 mm refers to grade 25 mixed with 19 mm aggregate.

1.13.3       Reinforcement Cover

Cover to concrete reinforcing will be specified on the drawings. The concrete covers specified in Table 11 will be taken as a minimum requirement.

Table 11: Concrete Cover Specifications

Location Cover (mm)
In-situ concrete cast against forms, unless specified otherwise	50
Pre-cast concrete cast in rigid forms with intense vibration, unless specified otherwise	30
Concrete cast against ground	75
Bored piers	75
Pre-cast piles	40
Top cover to footings, walls, pedestals, plinths	50
Bottom cover to slabs, cast against ground	75
Top cover to slabs in wash down and process areas	50

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

1.13.4       Reinforcing Bars

Reinforcing shall be high strength deformed steel bar in accordance with SANS 920 with the following properties:

Minimum yield strength, fy:	450 MPa
Minimum elongation at yield:	14%
Minimum tensile strength, fu:	1.15 x fy

1.13.5       Reinforcing Mesh

Fabric shall be in accordance with SANS 1024 with minimum material properties as listed below:

Characteristic Strength (0.43% elongation proof stress):	485 MPa
Tensile Strength:	510 MPa

1.13.6       Plinths

Plinths will be set nominally at heights given in Table 12.

Plinth heights may be dependent on layout and equipment selection. Plinths inside bund areas shall be at least 50mm higher than the bund wall height to ensure that equipment supports and structural steel does not stand in liquid in the event of a spill.

Table 12: Plinth Heights

Location	Height (mm)
Conveyor trestles	500
Equipment plinths	300
Pump plinths	> 100
Columns inside fully clad workshops and infrastructure	0
External columns to workshops and infrastructure buildings	300

1.13.7       Bund Areas and Slabs

Bund areas containing tanks will contain at least 110% of the volume of the largest tank in the bund area. Concrete floors will be wood float finished with a slope to a sump, containing an automated mechanical pump to pump spills to a pollution control dam.

1.14       Storm Water Layout

1.14.1       Storm Water Runoff

Storm water runoff within the process plant areas are dealt with by a minimum slope on the terrace platform. Runoff is then collected in concrete lined V-drains. All V-drains form the process plant area will be routed to the plant pollution control dam.

Earth berms are proposed on the high sides of the process plant to prevent rainwater runoff from entering the process plant area and possibly becoming contaminated by plant spills or materials.

All runoff not affected by possibly contaminated areas will be routed to local low areas and natural seasonal watercourses.

1.14.2       Plant Pollution Control Dam

A pollution control dam will be constructed on the low side of the plant. All potentially contaminated water runoff from the process plant will be routed to this dam. The dam will be an earth wall dam constructed from in situ materials. If required by the EIA the dam will be lit.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

1.14.3       Raw Water Supply

Water is supplied by a network of boreholes. A detailed water demand and supply analysis was done as part of the feasibility study, and this has shown that the water demands of the plant can be accommodated by boreholes within a radius of 5km from the plant. The daily maximum raw water make-up requirement is estimated to be 561m3 per day, decreasing to 222m3 per day for latter part of the life of mine.

1.14.4       Power Supply

Due to the remote location of the Molo site, no other power or electrical infrastructure is available on the site, hence the supply to the Molo Graphite plant shall be independent by stand-alone diesel generators and not grid tied.

The total installed generation capacity equals to 2.8MW. Power to the plant and infrastructure shall be supplied by 2 x 1.4 MW, 3-ph, 400Vac diesel generators, interlocked and operating either in parallel or independently. Power to remote areas, such as the water wells shall be supplied via independent stand - alone 15kVA, 3-ph, 400Vac diesel generators.

Subject to the sequential starting of the larger loads for e.g. the Mill, it might be required during an ore loaded start-up, that both generators run in parallel. Once the plant has reached equilibrium the standby generator shall be stepped back. During continuous normal operation of the plant, one generator will suffice. The second unit shall primarily be used during maintenance and operational rotations.

1.15       Product Pricing

Graphite prices are based on current quotes and projected estimates provided by UK-based Roskill Consulting Group Ltd ("Roskill"), recognized as a leader in providing independent and unbiased market research, pricing trends, and demand and supply analysis for the natural flake graphite market.

The weighted average price per tonne of graphite concentrate used for this study is based on the findings of Roskill, a copy of which is attached in “Appendix A” and yielded $1,014/tonne. This is a basket price and reflects the contribution of the different flake sizes and carbon grades to the overall price. The start- up price (in 2018 terms) for a tonne of Molo graphite concentrate is a projection based on Roskill information. The nominal graphite price was used in the financial model, which in essence ‘flat-lines’ the price forecast over the life of mine. The reader is cautioned that these are forecasts and may change subject to market dynamics, and is directed to Appendix A for more detailed information.

1.16       Logistics

The cost to transport one tonne of dry concentrate (0.5% moisture content) from Molo to Rotterdam via Fort Dauphin, Madagascar, in December 2014 terms is 337 USD / tonne. This is based on shipping 26 tonnes of concentrate in 1 m3 bags placed inside a 40 ft. container.

The route from Molo to Fort Dauphin runs either via the RN 10 or the RN 13. Both these routes are in relatively poor condition and trucks are expected to take between four and five days to make the round trip. A truck was run over the route by a Madagascan trucking contractor to gauge cycle times and they managed to complete the journey in two long days each way. This was in the dry season and in the wet season there may be periods of time when the roads become impassable. No money has been budgeted for roads repairs or upgrades.

The Port of Ehoala at Fort Dauphin is a modern (2009) port developed by Rio Tinto for the QMM project. It has a 15m draft with shipping lines calling on a regular basis. There are however no crane facilities and vessels require their own cranes.

Figure 4 below shows a picture of the Port of Ehoala at Fort Dauphin.

Figure 4: Port of Ehoala at Fort Dauphin

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Figure 5 below gives some insight into the road conditions between Molo and Fort Dauphin.

Figure 5: Typical Road Conditions

1.17       CAPEX and OPEX

The capital cost for the project is estimated to be 18.4 million USD, including a contingency of 1.7 million USD. A firm offer was obtained for the beneficiation facility, and supporting earthworks and civils have been quantified based on detailed designs and firm price offers from contractors established on the island.

The base date for the capital costs is April 2017 and no provision has been made for escalation. The accuracy of capital costs is considered to be with +/- 10%.

Table 13: Construction Capital Costs

Category	Cost (USD Million)
Capital Cost	16,669,871
Contingency (10%)	1,669,287
Total	18,362,158
*Excludes taxes, tariffs, duties and interest

Table 14: Initial Capital Cost Summary

Capital Cost Breakdown
Process Equipment	$ 8,072,750 $ 1,842,450 $ 2,292,885 $ 322,998 $ 89,670 $ 832,041 $ 1,050,000 $ 355,000 $ 695,074 $ 1,140,000
Civil & Infrastructure
Mining
Buildings
Electrical Infrastructure
Project Services
Construction Services
Indirect Costs
Environmental & Permitting costs
Owner's Costs
Sub-total	$ 16,692,871
Contingency (10%)	$ 1,669,287
TOTAL	$ 18,362,158

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Sustaining capital expenditure expected to be incurred has been allowed for in the financial model to cover replacement of the:

•	mine fleet,
•	replacement of the power plant,
•	process plant replacement items,
•	administration facilities maintenance
•	and for rehabilitation at the end of the project.

Over the life of mine the sustaining capital accounts for 3.3 million USD. Additionally, three months working capital is estimated at 3.1 million USD.

The operating costs per tonne of finished graphite flake concentrate delivered on a CIF basis in Rotterdam are outlined in Table 15.

Table 15: Operating Costs per Tonne of Finished Graphite Concentrate

Category
Mining (US$/T)	102.81
Processing (US$/T)	265.82
Trucking to local port / Ft. Dauphin (US$/T)	133.01
Shipping to customer port; CIF Rotterdam (US$/T)	122.50
General and Administration (US$/T)	64.29
Total	$688.43

The operating costs expressed above are considered to be accurate to +/- 10%, and assume a varying USD inflation rate of 1.6% in 2015 and escalating to 2.0% from 2017 onward. Currency inflation rates were also considered in the financial model and were applied to the South African Rand and Malagasy Ariary portions of the operating costs.

Please note that these operating costs assume that the plant is able to successfully handle the variability in the ore body, as shown by the SGS test work discussed in detail in Section 13. Should the plant not perform as expected this could have a material impact on operating costs as:

•	The flake size distribution could be worse than expected
•	The product grade could be lower than expected
•	The recoveries could be lower than expected or a combination of all of these

1.18       Economic Analysis

The Table below summarizes the economic analysis of the project using discounted cash flow methods.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Table 16: Economic Analysis of the Project

Category	Value
Average price / tonne of concentrate (at start up, 2018)	$1,014
Internal Rate of Return ("IRR") - Project Equity	25.2%
NPV @ 8% Discounted Cash Flow	$34m
NPV @ 10% Discounted Cash Flow	$24.8m
NPV @ 12% Discounted Cash Flow	$18m
Project Payback Period	4.2
* Assumes that the project is financed through 100% equity.

Note

All values in the above table do not account for inflation. Also included in the above table are forecasted prices for 2018, which coincides with the year the Molo mine is expected to be in production.

The exchange rates used in the financial model are as follows:

•	11.31 South African Rand (ZAR) to US$1, moving in line with purchasing power parity
•	0.833 Euro to US$1, fixed for the modelled period
•	2,746 Malagasy Ariary (MGA) to US$1, moving in line with purchasing power parity

1.19       Environmental & Permitting

A comprehensive Environmental and Social Impact Assessment ("ESIA"), developed to local Malagasy, Equator Principles, World Bank and International Finance Corporation (IFC) standards, is nearing completion. This process was preceded by an Environmental Legal Review and an Environmental and Social Screening Assessment; both providing crucial information to align the project development and design with international best practice on sustainable project development.

The ESIA submission is subject to approval of the investment amount by Madagascar's Ministry of Mines, which is anticipated in July 2017. The investment application was submitted on the 21st of June 2017. The Company will receive a Global Environmental Permit upon approval of the ESIA, a process which is expected to take six months from date of submission.

A comprehensive permitting register is in place and additional sectorial permit applications will form part of the early execution phase. Approval of the sectorial applications is expected within the same six-month period as the ESIA review.

No material issues were identified in relation to Environmental, Social and Permitting processes and through the stakeholder engagement process the local and regional community has expressed a desire for the project to move forward.

Refer Annexure F (Section 13 – Permitting & Stakeholders Report: Lana Vorster).

1.19.1       Environmental & Social Impact Assessment

A comprehensive Environmental and Social Impact Assessment is nearing completion and will be submitted to Malagasy government for approval in due course.

Refer Annexure E (Section 12 – Environmental & Social - Rev Final : Ferdi Pieterse).

1.20       Conclusions

1.20.1       Geology

The Company’s 2011 exploration program delineated a number of new graphitic trends in southern Madagascar. The resource delineation drilling undertaken during 2012-2014 focused on only one of these, the Molo Deposit, and this has allowed for an Independent, CIM compliant, updated resource statement for the Molo deposit.

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% C. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% C is stated. When compared to the November 2012 resource statement (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4 % decrease in grade, and a 9.8% increase in graphite content. The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 Mt, grading at 6.32% Carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

1.20.2       Mining

Maiden mineral reserves of 7 160 000 tonnes have been declared for the Molo 240ktpa FS 2017 at an average grade of 8.05% and based on the information contained in the feasibility study it is possible to economically mine this deposit.

1.20.3       Tailings

Due to the substantially reduced tonnages for the project as envisaged, tailings will be dried and co- disposed with the waste rock generated as part of the open cast mining. Despite this co-disposal approach, a detailed design has been completed, complete with environmental and social impact assessment and closure to allow for the upgrade to a more conventional, cyclone facility, should the throughput be increased during the life of the mine. This approach has been pursued to ensure that sufficient flexibility is built into the project development strategy to accommodate the anticipated increase in market demand.

1.20.4       Risks

In addition to the qualitative risk assessment completed during the previous BFS, a comprehensive HAZID study was completed as part of this study and the findings summarized in the attached document.

1.20.5       Permitting

Various permits will have to be obtained for the project including an Environmental Permit, a Mining permit, land tenure and land use approvals and finally supplementary sectoral permits. The most urgent permit is for the Company to obtain the exploitation permit for the right to mine and produce.

1.20.6       Metallurgical Test Work

Comprehensive metallurgical test programs culminated in a process flowsheet that is capable of treating the Molo ore using conventional and established mineral processing techniques.

Process risks associated with the variability with regards to metallurgical performance have been mostly mitigated through the addition of an upgrading circuit. The upgrading circuit treated the combined concentrate after the secondary cleaning circuit. Reduced flake degradation and an improved process flexibility may be obtained by employing separate upgrading circuits for the coarse and fine flakes.

1.21       Recommendations

1.21.1       Geology

No further recommendations.

1.21.2       Mining

The Molo Graphite Project will allow for potential optimization of drilling and blasting designs during execution that could reduce operating costs slightly.

From a pure mining perspective, the Molo Graphite Project is very small and provided reasonable levels of short-term planning are applied it should have very few challenges in delivering the required tonnages at the required grade to meet the production targets set out in this study.

1.21.3       Metallurgical Test Work

The following recommendations are made for the detailed engineering stage:

•	Investigate the metallurgical impact of different attrition mill technologies such as stirred media mills or attrition scrubbers
•	Evaluate a range of different grinding media (e.g. different size, shape, material) to determine if flake degradation can be reduced without affecting the concentrate grade;
•	Develop a grinding energy versus concentrate grade relationship for the best grinding media. This will allow a more accurate prediction of the required attrition mill grinding energy as a function of the final concentrate grade;
•	Conduct attrition mill vendor tests to aid in the sizing of the equipment;

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•	Carry out vendor testing on graphite tailings using the optimized reagent regime proposed by the reagent supplier.
•	Complete a series of flotation tests on samples covering mine life intervals for the 2017 FS pit design.

1.21.4       Recovery Methods

The process plant has been designed to easily optimize the final product grade, this is achieved by having two options in the attrition cleaning step. It is however recommended that additional laboratory testwork be conducted to test the current plant configuration for treatment for higher feed grade material.

1.21.5       Infrastructure

The following are recommended prior to the detailed design stage:

•	Additional geotechnical investigations at the proposed new construction and permanent camp site, particularly at the location of the new potable water storage tanks
•	A detailed geotechnical investigation will need to be undertaken to identify and confirm suitable sources of concrete aggregate and concrete sand materials at the location of the project site. This testing will need to include for concrete material testing and the production of concrete trial mixes with the material identified
•	The geotechnical information will also need to confirm the suitability for construction of all the material to be excavated from the Return Water Dam. It is proposed that all the material excavated from the Return Water Dam is utilised in the works as processed fill material
•	Confirmation as to whether the material from the proposed borrow pit near Fotadrevo (which will be used to supply all fill material for the TSF starter wall construction) can be utilised as fill material, or if this material can be stabilized in some manner and used in the works
•	A detailed topographical survey will need to be undertaken of the proposed construction site, borrow pit areas and the access road between Fotadrevo and the mine site. This information is required prior to the final detailed design of the plant layout and associated earthworks.

1.21.6       Water

The following is recommended during the detailed design phase:

•	Water quality and quantity data is required to provide a baseline for comparison once the Molo Mine is commissioned. To provide the necessary baseline data, regular ground and surface water quality monitoring must be carried out leading up to the date when the Molo Mine will be commissioned. Additionally, proposed monitoring boreholes must be installed. This also should include the installation of flow meters on relevant pipelines to verify the dynamic water balance with measured flow rates during operations.
•	The installation of a weather station on the Molo Graphite project site should be done as soon as possible.
•	Quantitative and predictive water balance, groundwater and geochemical analyses should be undertaken on regular intervals in order to update the water management plan.

1.21.7       Environmental & Social

•	The installation of a suitable weather station at or as near as possible to the proposed project site, even before construction commences, is recommended. Accurate, local weather data is almost non-existent in Madagascar. This data will prove invaluable for model calibration, improvement in baseline understanding and for future energy supply options which could utilize wind and or solar power generation.
•	Clean and or renewable energy supply should be considered as a medium to long term target.
•	Appointment of a community representative and the establishment of a mandate to sensitize the local communities prior to any project activities.
•	Monitoring and auditing to commence at project preparation phase.
•	Compilation of Standard Operating Procedures for Environmental and Social aspects requiring direct management and intervention.
•	It is recommended that actual activity data, (e.g. kilometres travelled, or litres of diesel consumed) for a financial year is used when a GHG Assessment is being calculated. Given that this project involves an estimation of a future GHG assessment for activities yet to begin, a series of assumptions have been made in order to obtain the activity data required to undertake this calculation.
•	Community recruitment, skills development and training should begin at project preparation phase.

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NEXTSOURCE MATERIALS INC.

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1.21.8       Permitting

•	The receipt of the exploitation permit is a critical step in the larger permitting and licensing regime.
•	Security of land tenure is a process and is estimated to take 6-9 months, thus this process should be commissioned as early as possible.
•	Application for all other necessary permits (water use, construction, mineral processing, transportation, export, labour and so forth should be undertaken within the ESIA review period (6 months), which is expected to be from September 2017 till February 2018.
•	Compilation of a comprehensive legal register.

The permitting and licensing of the proposed Molo Project requires dedicated attention to ensure consistent momentum in application for and delivery of permits and licenses. This is extremely relevant within the Malagasy context.

Further details regarding the Molo Graphite Project, incorporated by reference, is the Molo Graphite Project Feasibility Study dated July 17, 2017 prepared in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which can be found on the our website at www.nextsourcematerials.com (which website is expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (which website and content is expressly not incorporated by reference into this filing).

5.	Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

6.	Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time. As of June 30, 2018, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

7.	Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors in our financial statements for the year ended June 30, 2018.

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SHOULD ONE OR MORE OF THE FOREGOING RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD THE UNDERLYING ASSUMPTIONS OF OUR BUSINESS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

Going Concern

The independent auditor’s report on our financial statements contains explanatory language that substantial doubt exists about our ability to continue as a going concern. Due to our lack of operating history and present inability to generate revenues, we have sustained operating losses since our inception.

If we are unable to obtain sufficient financing in the near term as required or achieve profitability, then we would, in all likelihood, experience severe liquidity problems and may have to curtail our operations. If we curtail our operations, we may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of our common shares.

Our primary exploration efforts are in the African country of Madagascar, where new presidential elections will be held in October 2018.

Any adverse developments to the political situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. New Presidential elections are scheduled to be held on November 7, 2018 (first round) and December 19, 2018 (second round).

The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with representatives of the government and the Ministries in charge of mining.  Depending on future actions taken by the newly elected government, or any future government, the Company’s business operations could be impacted.

Dependence on Molo Graphite Project

Our principal mineral property is the Molo Graphite Project. As a result, unless we acquire or develop any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect our business, financial condition and results of operations.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

Application for all other necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken upon receipt of the environmental permit.

The Company cannot provide any assurance as to the timing of the receipt of any of the permits and licenses necessary to initiate construction of the mine.

Inability to Enforce Legal Rights

Substantially all of our assets are located outside of the Canada, in Madagascar. It may not be possible for investors to enforce judgments in Canada against our assets.

Decreases in commodity prices could impact the feasibility of our projects.

Declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Our future profitability may be subject to fluctuations in commodity prices.

The profitability of a mineral exploration project could be significantly affected by future changes in the market price of the relevant minerals. A number of factors affect the market prices of minerals. The aggregate effect of the factors affecting the prices of various minerals is impossible to predict with accuracy. Fluctuations in mineral prices may adversely affect the value of any mineral discoveries made on the properties with which we are involved, which may in turn affect the market price and liquidity of our common shares and our ability to pursue and implement our business plan. In addition, the price of both graphite and vanadium can fluctuate significantly on a month-to-month and year-to-year basis.

31

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

We may not have access to sufficient capital to pursue our business and therefore would be unable to achieve our planned future growth.

We intend to pursue a strategy that includes development of our Company’s business plan. We will require significant additional funds in order to place the claims and interests into commercial production.

The capital and operating cost estimates as disclosed in the Molo Feasibility Study may not be accurate and actual capital and operating costs may be different due to many potential factors.

Currently we have limited capital, which is insufficient to pursue our plans for development and growth. Our ability to implement our Company’s plans will depend primarily on our ability to obtain additional private or public equity or debt financing. Such financing may not be available, or we may be unable to locate and secure additional capital on terms and conditions that are acceptable to us. This may occur for a number of reasons, because we are unable to obtain any adequate funds or because we cannot obtain such funds on terms that we consider economically feasible. Financing exploration plans through equity financing will have a dilutive effect on our common shares. Our failure to obtain additional capital will have a material adverse effect on our business.

We will require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to us or at all. Our currently available funds will not be sufficient to finance the development capital costs of the Molo Graphite Project as disclosed in the Molo Feasibility Study. Accordingly, we will need to raise further equity and/or debt financing to fund development of the Molo Graphite Project. The success and the pricing of any such equity and/or debt financing will be dependent upon the prevailing market conditions at that time, the outcomes of the permitting and development activities or any relevant studies and exploration programs at the Molo Graphite Project. If additional capital is raised by an issue of securities, this may have the effect of diluting stockholders’ interests. Any debt financing, if available, may involve financial covenants which limit our operations. If we cannot obtain such additional capital, we may not be able to complete the development of the Molo Graphite Project which would have a materially adverse effect on our business, operating results and financial condition.

We are a mineral exploration company with a limited operating history and expect to incur operating losses for the foreseeable future.

We are a mineral exploration company. We have not earned any revenues and we have not been profitable. Prior to completing exploration on our claims, we may incur increased operating expenses without realizing any revenues. There are numerous difficulties normally encountered by mineral exploration companies, and these companies experience a high rate of failure. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations.

We reported negative cash flow from operations for the year ended June 30, 2018. It is anticipated that we will continue to report negative operating cash flow in future periods, likely until one or more of our mineral properties generate recurring revenues from being placed into production.

Due to the speculative nature of mineral property exploration, there is substantial risk that our assets will not go into commercial production and our business will fail.

Exploration for minerals is a speculative venture involving substantial risk. We cannot provide investors with any assurance that our claims and properties will ever enter into commercial production. The exploration work that we have completed on our Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that we have completed on our Green Giant Property may not result in the commercial production of vanadium or other minerals.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot, or may elect not, to insure against. We currently have no such insurance, but our management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all our assets.

32

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Our operations are subject to strict environmental regulations, which result in added costs of operations and operational delays.

Our operations are subject to environmental regulations, which could result in additional costs and operational delays. All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries and jurisdictions in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect our projects.

We have no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. We have no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If we are unable to full pay for the cost of remedying an environmental problem, we might be required to enter into an interim compliance measure pending completion of the required remedy.

Due to external market factors in the mining business, we may not be able to market any minerals that may be found.

The mining industry, in general, is intensely competitive. Even if commercial quantities of minerals are discovered, we can provide no assurance to investors that a ready market will exist for the sale of these minerals. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the sale price of the minerals, the proximity and capacity of markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, mineral importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but any combination of these factors may result in our not receiving an adequate return on invested capital.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety of communities in which we operate. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our operations, including our ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects our operations, including our ability to explore or develop properties, commence production or continue operations.

Our business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. Some of the countries in which we operate have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact our closure processes and operations.

33

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Should we lose the services of our key executives, our financial condition and proposed expansion may be negatively impacted.

We depend on the continued contributions of our executive officers to work effectively as a team, to execute our business strategy and to manage our business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on our business, financial condition, and results of operations. Specifically, we rely on Craig Scherba, our President and Chief Executive Officer and Marc Johnson, our Chief Financial Officer.

We do not maintain key man life insurance. Should we lose any or all of their services and we are unable to replace their services with equally competent and experienced personnel, our operational goals and strategies may be adversely affected, which will negatively affect our potential revenues.

Because access to our properties may be restricted by inclement weather or proper infrastructure, our exploration programs are likely to experience delays.

Access to most of the properties underlying our claims and interests is restricted due to their remote locations and because of weather conditions. Some of our properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause our business to fail.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management.

Changing laws, regulations and standards relating to corporate governance and public disclosure. Our management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Climate change and related regulatory responses may impact our business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on our business or the regulatory responses to it, although we recognize that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which we operate, we could be harmed. While we maintain rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, our plans may not fully protect us from all such disasters or events.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations. Certain proposals could include recommendations that would significantly increase our tax obligations in many countries where we do business. Due to the large and expanding scale of our international business activities, any changes in the taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

Our business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Our corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that our internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on our business, financial position and results of operations or cause the market value of our common shares to decline.

34

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

We do not intend to pay dividends.

We do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide, in our sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time we hold a significant portion of our cash reserves in Canadian dollars, we may experience losses due to foreign exchange translations.

From time to time we hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, our converted Canadian dollar cash balances presented in U.S. dollars on our balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar our quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of our ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on our Company’s business and our Company’s financial condition. The current global macroeconomic environment may affect our Company’s ability to access the capital markets may be severely restricted at a time when our Company wishes or needs to access such markets, which could have a materially adverse impact on our Company’s flexibility to react to changing economic and business conditions or carry on our operations.

The current financial environment may impact our business and financial condition that we cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on our business and our financial condition, and we may continue to face challenges if conditions in the financial markets do not improve. Our ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when we would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that we may pursue in the future or reduce the values we are able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in our share price.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer. The volatility in our share price is attributable to a number of factors. First our common shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our common shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, we are a speculative or “risky” investment due to our limited operating history, lack of profits to date and uncertainty of future market acceptance for our potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our performance. We cannot make any predictions as to what the prevailing market price for our common shares will be at any time or as to what effect that the sale of common shares or the availability of common shares for sale at any time will have on the prevailing market price.

35

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and our financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of our Company that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our Company’s securities; lessening in trading volume and general market interest in our Company’s securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources

8.	Market for Securities

Trading Price and Volume

The table below sets forth the high and low closing sale prices and volume of our common shares on the TSX for each month of the most recently completed financial year. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	TSX (CDN$)
Month	High	Low	Volume
July 2017	$0.07	$0.06	6,149,800
August 2017	$0.07	$0.06	2,859,500
September 2017	$0.09	$0.06	6,236,400
October 2017	$0.08	$0.06	8,899,200
November 2017	$0.08	$0.06	7,882,300
December 2017	$0.09	$0.06	14,652,700
January 2018	$0.22	$0.06	69,316,200
February 2018	$0.18	$0.12	16,491,500
March 2018	$0.14	$0.11	10,916,300
April 2018	$0.13	$0.10	7,536,100
May 2018	$0.13	$0.11	4,561,600
June 2018	$0.13	$0.09	8,671,300

9.	Directors and Officers

The following are the directors and officers of the Company.

Name	Age	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
John Sanderson (1)(4)(5)(6) (Vancouver, BC, Canada)	83	Chairman of the Board of Directors	Lawyer and arbitrator	January 2009	75,000 (<0.1%)
Craig Scherba (2) (Oakville, ON, Canada)	45	Director, President & Chief Executive Officer		January 2010	600,000 (0.1%)
Robin Borley (2) (Johannesburg, South Africa)	50	Director, Senior Vice President – Mine Development,		December 2013	3,787,857 (0.8%)
36

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Quentin Yarie (1)(5) (Toronto, ON, Canada)	53	Director	President & CEO of Red Pine Exploration Inc., Honey Badger Exploration Inc., and MacDonald Mines Exploration Inc.	December 2008	446,500 (0.01%)
Dean Comand (1)(4)(6) (Ancaster, ON, Canada)	52	Director	Professional Engineer, Consultant	October 2014	Nil (0.0%)
Dalton Larson (1)(4)(5)(6) (Surrey, BC, Canada)	78	Director	Lawyer and arbitrator	October 2014	1,000,000 (0.2%)
Marc Johnson (Toronto, ON, Canada)	42	Chief Financial Officer			300,000 (<0.1%)
Brent Nykoliation (Toronto, ON, Canada)	49	Senior Vice President – Corporate Development			Nil (0.0%)

(1) If different than the Company position and as furnished by the respective individual.

(2) The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.

(3) Messrs. Sanderson, Comand, Larson and Yarie are independent directors of the Company.

(4) Member of the Audit Committee are Dean Comand (Chair), John Sanderson and Dalton Larson.

(5) Member of the Nomination Committee are Quentin Yarie (Chair), John Sanderson and Dalton Larson.

(6) Member of the Compensation Committee are Dalton Larson (Chair), John Sanderson and Dean Comand.

The following is a brief biography of each of our directors:

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.). He has acted as mediator, facilitator and arbitrator across Canada, and internationally, in numerous commercial transactions, including insurance claims, corporate contractual disputes, construction matters and disputes, environmental disputes, inter-governmental disputes, employment matters, and in relation to aboriginal claims. He has authored and co-authored books on the use and value of dispute resolution systems as an alternative to the courts in managing business and legal issues.

Craig Scherba, P.Geol. (Oakville, Canada)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has served as a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has served as a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

37

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Quentin Yarie, P.Geo. (Toronto, Canada)

Mr. Yarie has served as a director of the Company since 2008. Mr. Yarie is an experienced geophysicist and a successful entrepreneur with over 25 years’ experience in mining and environmental/engineering. Mr. Yarie has project management and business development experience as he has held positions of increasing responsibility with a number of Canadian-based geophysical service providers. He is currently CEO and President of Red Pine Exploration Inc., and Honey Badger Exploration Inc. and President of MacDonald Mines Exploration Inc. From January 2010, Mr. Yarie was Senior Vice President Exploration for MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. all listed on the TSX Venture Exchange headquartered in Toronto, Canada. From October 2007 to December 2009, Mr. Yarie was a business development officer with Geotech Ltd, a geophysical airborne survey company. From September 2004 to October 2007, Mr. Yarie was a senior representative of sales and business development for Aeroquest Limited. From 1992-2001, he was a partner of a specialized environmental and engineering consulting group where he managed a number of large projects including the ESA of the Sydney Tar Ponds, the closure of the Canadian Forces Bases in Germany and the Maritime and Northeast Pipeline project.

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President and Chief Executive Officer of Hamilton Utilities Corporation and continues to provide strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He is a recognized expert in alternate dispute resolution and has extensive experience as a professional arbitrator and mediator. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. The CW Funds raised and invested in a wide variety of businesses totaling more than $130 million, primarily from overseas investors. In that period, he served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. During his tenure, the Company raised in excess of $65 million in equity to finance its development activities, all by way of private placements. First Coal Corporation was sold to Xstrata in excess of $150 million. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

The following is a brief biography of each of our executive officers:

Craig Scherba, P.Geol. (Oakville, Canada) – President and Chief Executive Officer

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has served as a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

38

NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

Marc Johnson, CFA, CPA (Toronto, Canada) - Chief Financial Officer

Mr. Johnson is a bilingual senior executive with over 20 years of business experience, including 10 years at public corporations as CFO, VP Corporate Development and other financial management positions, and 10 years in capital markets in investment banking and equity research. Mr. Johnson is a Chartered Financial Analyst (CFA) and a Chartered Professional Accountant (CPA) and joined as CFO in October 2015. He also holds a Bachelor of Commerce (Finance) from the John Molson School of Business at Concordia University in Montreal.

Brent Nykoliation (Toronto, Canada) – SVP Corporate Development

Mr. Nykoliation joined the senior management team at NextSource Materials as Vice President, Corporate Development in 2007 and oversees all fundraising and communication initiatives with analysts and investors for the Company. He brings over 20 years of management experience, having held senior marketing and strategic development positions with several Fortune 500 corporations in Canada, notably Nestlé, Home Depot and Whirlpool.

Mr. Nykoliation holds a Bachelor of Commerce with Honours degree from Queen's University and also serves as a director of Red Pine Exploration Inc., (TSX.V:RPX) a publicly listed gold resource exploration company headquartered in Toronto, Canada.

Robin Borley (Johannesburg, South Africa) – SVP Mine Development

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has served as a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Director Term Limits and Female Representation in Management and on the Board

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

The Company has not implemented a diversity policy; however, the Company believes that it currently promotes the benefits of, and need for, extending opportunities to all candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and will strive for diversity of experience, perspective and education. The Company believes that it currently focuses on hiring the best quality individuals for the position and also encourages representation of women on the Board and in executive officer positions.

While the Nomination Committee does not have a formal diversity policy for Board membership, the Nomination Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Nomination Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character and behavior qualities in its evaluation of candidates for Board membership. The Company currently has six Board members and four executive officers, none of whom are female. The Nomination Committee has been tasked with identifying and nominating a woman as an eventual seventh director. The Company has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations or appointments (including a targeted number or percentage).

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

As noted above, the Company’s focus has always been, and will continue to be, working to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioral qualities of each candidate. The Company will continue to monitor developments in the area of diversity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, No directors or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between us and any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies. See “Risk Factors — Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and officers to be in a position of conflict” above.

Audit Committee

The Audit Committee consists of Dean Comand (Chair), Dalton L. Larson and John Sanderson, each of whom is financially literate as per the meaning of NI 52-110 and independent as per the independence standards of NI 58-101 (each is an independent director as each is not involved in the day-to-day operations of the Company).

The following is a brief description of the education and experience of each of the committee members:

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President and Chief Executive Officer of Hamilton Utilities Corporation and continues to provide strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.).

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. He served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

During fiscal 2018, the Audit Committee met four times in person or by telephone.

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our audited annual consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the Board.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Board. A copy of the charter is attached as Schedule “A”.

10.	Legal Proceedings and Regulatory Actions

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

We are not currently involved in any regulatory actions and no penalties, sanctions, or settlements have been imposed against the Company by a court or by a securities regulatory authority during the financial year.

11.	Interest of Management and Others in Material Transactions

No director or executive officer of the Company, no person owning or exercising control over more than 5% of the Company’s issued and outstanding Shares, and no associate or affiliate of any such person has had any material interest, direct or indirect, in any material transaction involving the Company within the fiscal year ended June 30, 2018.

12.	Interest of Experts

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, and has reviewed and approved the scientific and technical information disclosed in this Annual Information Form. See “Directors and Officers”

Johann Knipe de Bruin, Pr. Eng, has acted as a qualified person on the Molo Feasibility Study and has reviewed and approved the information related to the Molo Feasibility Study in this Annual Information Form. Johann Knipe de Bruin, Pr. Eng, is independent of the Company in accordance with NI 43-101. As at the date hereof, Johann Knipe de Bruin hold less than one percent of the Company’s outstanding securities.

MNP LLP (“MNP”) was engaged to audit our consolidated financial statements and is independent within the meaning of the Rules of

Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

13.	Material Contracts

Other than contracts entered into in the ordinary course of business, we have not entered into any material contracts within the financial year ended June 30, 2018 or before such time that are still in effect.

14.	Transfer Agent and Registrar

The Company’s principal transfer agent and registrar for our common shares is TSX Trust Company and its principal offices are in Toronto, Canada.

15.	Auditors

The Board considers that the work done in the year ended June 30, 2018 by the Company’s external auditors, MNP LLP is compatible with maintaining MNP LLP. All of the work expended by MNP LLP on our June 30, 2018 audit was attributed to work performed by MNP LLP’s full-time, permanent employees. The Audit Committee reviews and must approve all engagement agreements with external auditors.

During the year ended June 30, 2017, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

Audit Fees:

The aggregate fees, including expenses, billed by the Company’s auditor in connection with the audit of our financial statements for the most recent fiscal year and for the review of our financial information included in our Annual Report and our quarterly reports during the fiscal year ending June 30, 2018 was CAD$32,100 (June 30, 2017: CAD$47,800).

Non-Audit Assurance Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for assurance services unrelated to the audit for the year ended June 30, 2018 were CAD$23,647 (June 30, 2017: CAD$nil).

Non-Audit Taxation Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for tax compliance services during the year ended June 30, 2018 were CAD$6,527 (June 30, 2017: CAD$23,647).

16.	Additional Information

Additional information related to the Company, including the financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

SCHEDULE A

AUDIT COMMITTEE CHARTER

GENERAL AND AUTHORITY

The Board of Directors of NextSource Materials Inc. (the “Company) appoints the Audit Committee (the “Committee). The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

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NEXTSOURCE MATERIALS INC.

ANNUAL INFORMATION FORM

For the year ended June 30, 2018

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.

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